

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

J. Adam Guo
Chief Executive Officer
Emo Capital, Corp.
10409 Pacific Palisades Ave
Las Vegas, NV

      Re: Emo Capital, Corp.
           Amendment No. 5 to Form 10-12G
           Filed April 17, 2023
           File No. 000-54291

Dear J. Adam Guo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Vic Devlaeminck